Exhibit 99.2

Deloitte LLP 700, 850 2 Street SW Calgary, AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 587-774-5379 www.deloitte.ca

May 31, 2017

To: Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

As required by National Instrument 51-102, we have reviewed the information contained in the notice of change of auditor (the “Notice”) for Enerplus Corporation dated May 31, 2017 and, based upon our knowledge of such information at this time, we agree with the information contained in the Notice.

Yours very truly,

(signed) “Deloitte LLP”

Chartered Professional Accountants